Via Overnight Mail and EDGAR Correspondence

June 5, 2008

Mr. Jeffrey Riedler, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E. Mail Stop 6010
Washington, D.C. 20549

Re:	Generex Biotechnology Corporation
Registration Statement on Form S-3
Filed April 30, 2008
File No. 333-150562

Dear Mr. Riedler:

On behalf of Generex Biotechnology Corporation (the "Company"), we are transmitting for filing via EDGAR Amendment No. 1 (“Amendment No. 1”) to the Company's Registration Statement on Form S-3 (File No. 333-150562) filed on April 30, 2008 (the “Registration Statement”).

Set forth below are the Company's responses to the comments of the Commission staff as set forth in your letter, dated May 13, 2008, with respect to the Registration Statement. For ease of reference, we have set forth the staff's comment followed by the Company's response. The Company’s responses provide information with respect to the Investors (as defined in Amendment No. 1). The other selling shareholders (several of which held applicable piggy-back registration rights) did not participate in the March Private Placement (as defined in Amendment No. 1) and do not hold convertible notes or warrants issued in connection therewith.

In addition, please note that the Company has updated some of the information set forth in the description of the Company’s business to reflect recent developments.

Enclosed with the paper copy of this letter are four clean and four marked courtesy copies of Amendment No. 1 reflecting the changes made in the Registration Statement.

Securities and Exchange Commission
June 5, 2008

General

1. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes and warrants in this disclosure.

RESPONSE: The Company has set forth the requested information in Exhibit A hereto.

Further, please provide us, with a view toward disclosure in the prospectus, disclosure of the net proceeds to the issuer from the sale of the convertible notes and warrants and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes and warrants.

RESPONSE: Disclosure of the net proceeds to the Company from the sale of the convertible notes and warrant has been provided under the subheading “Net Proceeds from March Private Placement of Notes” on page 14 of Amendment No. 1. Information regarding total possible payments in the first year following the sale of the convertible notes appears in the last column of the table set forth in Exhibit A hereto.

2. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible notes and warrants, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes and warrants;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible notes and warrants, calculated as follows:

—	if the conversion price per share is set at a fixed price, use the price per share established in the convertible notes and warrants; and

—
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible notes and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible notes and warrants (assuming no interest payments and complete conversion throughout the term of the note);

•
the combined market price of the total number of shares underlying the convertible notes and warrants, calculated by using the market price per share on the date of the sale of the convertible notes and warrants and the total possible shares underlying the convertible notes and warrants;

Securities and Exchange Commission
June 5, 2008

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible notes and warrants calculated by using the conversion price on the date of the sale of the convertible notes and warrants and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible notes and warrants, calculated by subtracting the total conversion price on the date of the sale of the [preferred stock and] convertible notes from the combined market price of the total number of shares underlying the convertible notes and warrants on that date.

If there are provisions in the convertible notes and warrants that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price par share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

RESPONSE: The Company has provided the requested information under the subheading “Dollar Value of Underlying Securities and Potential Profits on Conversion,” which can be found on page 13 of Amendment No. 1.

The convertible notes and warrants contain anti-dilution provisions that provide for a full adjustment of the conversion price in the event the Company, in certain circumstances, issues securities at a price below the conversion price of the convertible notes and warrants.

3. Please provide us, with a view toward disclosure in the prospectus, with a tabular disclosure of

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately;

•	market price per share of the underlying securities on the date of the sale of that other security;

•	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

—	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

Securities and Exchange Commission
June 5, 2008

—
if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion/exercise price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

RESPONSE: The Investors hold no other warrants, options, notes, or other securities convertible into shares of the Company’s common stock, other than the Notes and Warrants and certain warrants described in the following sentence. In connection with the March Private Placement, the Company (a) reduced the strike price of the Company’s outstanding common stock purchase warrants that are held by certain of the Investors and that had strike prices ranging from $1.25 to $3.00 and (b) extended the expiration date of such warrants to March 31, 2015. The Company reduced the strike price of these warrants to $1.10, which equaled the closing bid price of the common stock on the NASDAQ Capital Market on March 31, 2008. Therefore, these other outstanding warrants held by certain of the Investors were issued at a premium (not discount) to the market value of the Company’s common stock on the date of the closing of the March Private Placement. The Company also added information to address this comment under the subheading “Dollar Value of Underlying Securities and Potential Profits on Conversion,” which can be found on page 13 of Amendment No. 1.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the private placement transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 1;

Securities and Exchange Commission
June 5, 2008

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and warrants and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comments 2 and 3.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment 1 and the total possible discount to the market price of the shares underlying the convertible notes and warrants as disclosed in response to comment 2 divided by the net proceeds to the issuer from the sale of convertible notes and warrants, as well as the amount of that resulting percentage averaged over the term of the convertible notes and warrants.

RESPONSE: The Company has added the requested information to Amendment No. 1 under the subheading “Comparison of Issuer Proceeds to Potential Investor Profit,” which can be found on page 15 of Amendment No. 1.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

Securities and Exchange Commission
June 5, 2008

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

RESPONSE: The Company has set forth the requested information in Exhibit B hereto. Prior to 2004, at least one of the Investors made investments in the Company and purchased shares of the Company’s common stock on the open market. In Exhibit B, we have not included disclosures relating to transactions with the Investors that occurred prior to November 2004. We do not believe that disclosure of the pre-2004 transactions is material because these transactions involved the Company’s issuance of only stock and warrants; the Company did not issue convertible debentures to the Investors prior to November 2004. Furthermore, we have not included information with respect to the number of shares subject to the transaction that were outstanding prior to the transaction and held by persons other than the Investors, their affiliates or affiliates of the Company. We do not have information with respect to the holdings of each Investor prior to each of the transactions described in Exhibit B. The various registration statements that we filed in connection with these prior transactions typically covered one or more transactions with the Investors and thus do not include information with respect to the holdings of each Investor prior to each specific transaction. We respectfully submit that the Company’s effort and cost in providing disclosure of the pre-2004 transactions and the pre-transaction holdings of each Investor prior to each of the transactions described in Exhibit B would not be justified by the benefit provided from such disclosures.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

•
the number of shares outstanding prior to the private placement transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

Securities and Exchange Commission
June 5, 2008

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

RESPONSE: The Company has set forth the requested information in Exhibit C hereto.

7. Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities, and

•
whether — based on information obtained from the selling shareholder -- any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

—	the date on which each such selling shareholder entered into that short position; and

—
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

RESPONSE: The Company has set forth the requested information in Exhibit D hereto.

8.Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes and warrants; and

Securities and Exchange Commission
June 5, 2008

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes and warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

RESPONSE: The Company has set forth the requested information in Exhibit D hereto.

9. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

RESPONSE: The Company seeks to register 74,475,861 shares of common stock in Amendment No. 1. This figure is includes (a) 1.20 times the number of shares issuable as of the date of the Registration Rights Agreement upon the conversion of the Notes and as interest payments thereon and upon the exercise of the Warrants plus (b) additional shares of common stock that are outstanding shares being offered for resale by certain of our shareholders and shares of common stock issuable upon exercise of outstanding securities and rights being registered for resale. The additional .20 amount is a good faith estimate of maximum number of shares of common stock issuable pursuant to the Notes and the Warrants in the event of adjustments to the conversion price or value of shares delivered in satisfaction of amortization payments. This is further explained in footnote 2 on page 18 of Amendment No. 1 in the “Selling Shareholders” section.

Please contact Gary A. Miller, Esq. at 215-851-8472 if you should have any questions regarding our responses or if you should have any additional comments after reviewing our responses.

Sincerely,

Generex Biotechnology Corporation

By:	/s/ Mark Fletcher
Mark Fletcher, Esq.
Executive Vice President and
General Counsel

Exhibit A

Payments to Investors and Affiliates

In connection with the March Private Placement, we are or may be required to make the following payments to the Investors:

Payee	Legal Fee Reimbursement	Maximum Interest Payments (1)	Maximum Redemption Premiums (2)	Maximum Registration Penalties (3)	Total Maximum Payments During First Year (4)

Cranshire Capital, L.P.	150,000	746,667	1,750,000	2,800,000	3,119,407

Smithfield Fiduciary LLC		1,045,333	2,450,000	3,920,000	4,367,170

Iroquois Master Fund Ltd.	50,000	545,067	1,277,500	2,044,000	2,277,167

Iroquois Capital Opportunity Fund, LP		149,333	350,000	560,000	623,881

Portside Growth and Opportunity Fund\		298,667	700,000	1,120,000	1,247,763

Rockmore Investment Master Fund Ltd.		298,667	700,000	1,120,000	1,247,763

(1)	Represents maximum amount of interest payable by us to the Investors under the Notes assuming the Notes remain outstanding until the maturity date and assuming that interest is paid in cash.
(2)	Represents the cash amount that would be payable by us under the Event of Default Redemption Right described above.
(3)
Represents the maximum monetary penalties that would be payable if we failed to timely file or obtain a declaration of effectiveness with respect to the registration statement required under the above-described Registration Rights Agreement.

(4)
Represents the maximum amounts payable in cash during the first year of the Notes under the other columns in this table assuming that (i) the Event of Default Redemption Right is not exercised during the first year and (ii) monetary penalties accrue under the Registration Rights Agreement by reason of the late effectiveness, but not the late filing, of the registration statement required by the Registration Rights Agreement.

Exhibit B

Prior Transactions with Investors

We have engaged in previous financing transactions with and sold securities in private placements to certain of the Investors that purchased the Notes and Warrants in the March Private Placement. Certain of these transactions date back to 1999. Below, we set forth the transactions that we have entered into with certain of the Investors since November 2004.

November 2004 Transaction

On November 10, 2004, we entered into definitive agreements for the issuance of 6% secured convertible debentures, warrants and additional investment rights in a private placement for an aggregate purchase price of $4,000,000 (the “November 2004 Transaction”). Several of the Investors (or their affiliates) that purchased the Notes and Warrants in the March Private Placement also participated in the 2004 Transaction. The following table summarizes the investments made by these certain Investors or their affiliates in the November 2004 Transaction.

Name of Selling Shareholder	Shares Issued in Connection with Transaction	Shares Issuable in Connection with Transaction (1)		Percentage of Shares Issued	Percentage of Shares Issuable(2)	Market Price Per Share Immediately Prior to Transaction	Current Market Price Per Share
Cranshire Capital, L.P.	0	5,060,974	(3)	0%	14.3%	$0.72	$1.05
Smithfield Fiduciary, LLC	0	5,060,974	(3)	0%	14.3%	$0.72	$1.05
Iroquois Capital, LP(4)	0	5,060,974	(3)	0%	14.3%	$0.72	$1.05

(1) The debentures and warrants contained certain restrictions on the holder’s right to convert or exercise debentures and warrants to the extent that such conversion or exercise would result in the holder, together with its affiliates, having beneficial ownership (as defined in Section 13(d) of the Securities Exchange Act of 1934, as amended) of more than 4.99% of our common stock outstanding immediately after giving effect to such issuance. Accordingly, the number of shares of common stock set forth in the table above as being issuable to a holder may exceed the number of shares of common stock that such holder could own beneficially at any given time through its ownership of the debentures and warrants.

(2) Calculated on basis of 35,374,733 shares outstanding prior to the November 2004 Transaction.

(3)  Includes (i) 1,219,512 shares of common stock issuable upon conversion of the debentures and 91,463 shares of common stock issuable upon payment of interest on the debentures,(ii) 1,219,512 shares of common stock issuable upon exercise of the warrants, and (iii) 2,530,487 shares of common stock issuable in connection with the additional investment rights.

(4) Iroquois Capital, LP is an affiliated investment fund of Iroquois Master Fund Ltd. and Iroquois Capital Opportunity Fund, LP, two of the Investors in the March Private Placement.

March 2005 and Related Transactions

On March 28, 2005, we received a loan from one of the Investors in the principal amount of $500,000 and issued this Investor a convertible promissory note. As additional consideration for the loan, on April 28, 2005, we issued this Investor a warrant to purchase an aggregate of 1,219,512 shares of our common stock. On June 7, 2005, the Investor agreed to extend the interest payment date and maturity date of the note, and, in consideration thereof, we issued the Investor a warrant to purchase an aggregate of 1,219,512 shares of our common stock. On July 22, 2005, the Investor agreed to further extend the interest payment date and maturity date of the note and we issued the Investor a warrant to purchase 1,219,512 shares of our common stock. In connection with the Investor’s exercise of the three previously described warrants, we issued the Investor a warrant to purchase 1,829,268 shares of our common stock on December 9, 2005. The following table summarizes this series of related transactions:

Name of Selling Shareholder	Dates of Loan and Extensions/Warrant Exercise	Shares Issued in Connection with Trans -action	Shares Issuable in Connection with Transaction (1)		Percentage of Shares Issued	Percentage of Shares Issuable		Market Price Per Share Immediately Prior to Transaction		Current Market Price Per Share
Cranshire Capital, L.P.	3/28/2005	0	644,003	(2)	0%	1.8	%(3)	$0.54	(\4)	$1.05
	4/28/2005	0	1,219,512		0%	3.3	%(5)	$0.86	(6)	$1.05
	6/7/2005	0	1,219,512		0%	3.1	%(7)	$0.68	(8)	$1.05
	7/22/2005	0	1,219,512		0%	3.0	%(9)	$0.61	(10)	$1.05
	12/9/2005	0	1,829,268		0%	2.9	%(11)	$0.90	(12)	$1.05

(1) The Investor agreed that it would neither convert the note nor exercise the warrant if such conversion or exercise would cause it, together with its affiliates, to beneficially own more than 9.99% of the shares of our common stock then outstanding. Accordingly, the number of shares of common stock set forth in the table above as being issuable to the Investor may exceed the number of shares of common stock that the Investor could own beneficially at any given time through its ownership of the note and warrant.

(2) Reflects shares received by the Investor upon conversion of the outstanding principal and accrued interest under the note on October 19, 2005.

(3) Calculated on basis of 36,264,099 shares outstanding prior to the March 28, 2005.

(4) Market price of our common stock on March 28, 2005.

(5) Calculated on basis of 36,754,147 shares outstanding prior to April 28, 2005.

(6) Market price of our common stock on April 28, 2005.

(7) Calculated on basis of 39,790,346 shares outstanding prior to June 7, 2005.

(8) Market price of our common stock on June 7, 2005.

(9) Calculated on basis of 40,947,122 shares outstanding prior to July 22, 2005.

(10) Market price of our common stock on July 22, 2005.

(11) Calculated on basis of 63,532,395 shares outstanding prior to December 9, 2005.

(12) Market price of our common stock on December 9, 2005.

June 2005 Transaction

On June 16, 2005, we entered into Amendment No. 1 to the November 10, 2004 definitive agreements described above under the heading “November 2004 Transaction” pursuant to which we received aggregate proceeds of approximately $4,000,000 upon the partial exercise of additional investment rights held by the purchasers in the November 2004 Transaction and our issuance to such purchasers of debentures in the aggregate amount of $2,000,000, along with warrants and further additional investment rights (the “June 2005 Transaction”). Several of the Investors (or their affiliates) in the March Private Placement also participated in the June 2005 Transaction. The following table summarizes the investments made by these certain Investors or their affiliates in connection with the June 2005 Transaction:

Name of Selling Shareholder	Shares Issued in Connection with Transaction	Shares Issuable in Connection with Transaction (1)		Percentage of Shares Issued	Percentage of Shares Issuable(2)	Market Price Per Share Immediately Prior to Transaction	Current Market Price Per Share
Cranshire Capital, L.P.	0	3,011,178	(3)	0%	7.7%	$0.83	$1.05
Smithfield Fiduciary, LLC	0	3,011,178	(3)	0%	7.7%	$0.83	$1.05
Iroquois Capital, LP(4)	0	3,011,178	(3)	0%	7.7%	$0.83	$1.05

(1) The debentures and warrants contained certain restrictions on the holder’s right to convert or exercise debentures and warrants to the extent that such conversion or exercise would result in the holder, together with its affiliates, having beneficial ownership (as defined in Section 13(d) of the Exchange Act) of more than 4.99% of our common stock outstanding immediately after giving effect to such issuance. Accordingly, the number of shares of common stock set forth in the table above as being issuable to a holder may exceed the number of shares of common stock that such holder could own beneficially at any given time through its ownership of the debentures and warrants.

(2) Calculated on basis of 39,128,793 shares outstanding prior to the June 2005 Transaction.

(3)  Includes (i) 833,333 shares of common stock issuable upon conversion of the debentures and 62,500 shares of common stock issuable upon payment of interest on the debentures, (ii) 609,756 shares of common stock issuable upon exercise of the warrants, and (iii) 1,505,589 shares of common stock issuable in connection with the additional investment rights.

(4) Iroquois Capital, LP is an affiliated investment fund of Iroquois Master Fund Ltd. and Iroquois Capital Opportunity Fund, LP, two of the Investors in the March Private Placement.

September 2005 Transaction

On September 8, 2005, we entered into Amendment No. 2 to the November 10, 2004 definitive agreements described above under the heading “November 2004 Transaction” pursuant to which we received aggregate proceeds of approximately $4,000,000 upon the partial exercise of additional investment rights held by the purchasers in the November 2004 Transaction and our issuance to such purchasers of debentures in the aggregate amount of $2,000,000, along with warrants and further additional investment rights (the ”September 2005 Transaction”). Several of the Investors (or their affiliates) in the March Private Placement also participated in the September 2005 Transaction. The following table summarizes the investments made by these certain Investors or their affiliates in connection with the September 2005 Transaction:

Name of Selling Shareholder	Shares Issued in Connection with Transaction	Shares Issuable in Connection with Transaction (1)		Percentage of Shares Issued	Percentage of Shares Issuable(2)	Market Price Per Share Immediately Prior to Transaction	Current Market Price Per Share
Cranshire Capital, L.P.	0	3,011,178	(3)	0%	7.7%	$0.77	$1.05
Smithfield Fiduciary, LLC	0	3,011,178	(3)	0%	7.7%	$0.77	$1.05
Iroquois Capital, LP(4)	0	3,011,178	(3)	0%	7.7%	$0.77	$1.05

(1) The debentures and warrants contained certain restrictions on the holder’s right to convert or exercise debentures and warrants to the extent that such conversion or exercise would result in the holder, together with its affiliates, having beneficial ownership (as defined in Section 13(d) of the Exchange Act) of more than 4.99% of our common stock outstanding immediately after giving effect to such issuance. Accordingly, the number of shares of common stock set forth in the table above as being issuable to a holder may exceed the number of shares of common stock that such holder could own beneficially at any given time through its ownership of the debentures and warrants.

(2) Calculated on basis of 44,380,647 shares outstanding prior to the September 2005 Transaction.

(3)  Includes (i) 833,333 shares of common stock issuable upon conversion of the debentures and 62,500 shares of common stock issuable upon payment of interest on the debentures, (ii) 609,756 shares of common stock issuable upon exercise of the warrants, and (iii) 1,505,589 shares of common stock issuable in connection with the additional investment rights.

(4) Iroquois Capital, LP is an affiliated investment fund of Iroquois Master Fund Ltd. and Iroquois Capital Opportunity Fund, LP, two of the Investors in the March Private Placement.

October 2005 Transaction

On October 26, 2005, we agreed to accelerate the initial exercise date of the warrants issued in connection with the September 2005 Transaction in consideration of the exercise by each of the holders of such warrants. In connection therewith, we received aggregate proceeds of approximately $2,000,000. We also issued to each holder a warrant to purchase 304,878 shares of our common stock. Several of the Investors (or their affiliates) in the March Private Placement also participated in the October 2005 Transaction. The following table summarizes the investments made by these certain Investors or their affiliates in connection with the October 2005 Transaction:

Name of Selling Shareholder	Shares Issued in Connection with Transaction	Shares Issuable in Connection with Transaction (1)	Percentage of Shares Issued	Percentage of Shares Issuable(2)	Market Price Per Share Immediately Prior to Transaction	Current Market Price Per Share
Cranshire Capital, L.P.	0	304,878	0%	0.6%	$1.25	$1.05
Smithfield Fiduciary, LLC	0	304,878	0%	0.6%	$1.25	$1.05
Iroquois Capital, LP(3)	0	304,878	0%	0.6%	$1.25	$1.05

(1) Each holder agreed that it would not exercise its warrant if such exercise would cause the holder, together with its affiliates, to beneficially own more than 4.99% of the shares of our common stock then outstanding. Accordingly, the number of shares of common stock set forth in the table above as being issuable to the holders may exceed the number of shares of common stock that each holder could own beneficially at any given time through its ownership of the warrant.

(2) Calculated on basis of 52,171,068 shares outstanding prior to the October 2005 Transaction.

(3) Iroquois Capital, LP is an affiliated investment fund of Iroquois Master Fund Ltd. and Iroquois Capital Opportunity Fund, LP, two of the Investors in the March Private Placement.

December 2005 Transaction

On December 4, 2005, we entered into Amendment No. 3 to the November 10, 2004 definitive agreements described above under the heading “November 2004 Transaction” pursuant to which we received aggregate proceeds of approximately $3,500,000 upon the exercise of additional investment rights acquired by the holders thereof in the June 2005 and September 2005 Transactions, the exercisability of which we agreed to accelerate (the “December 2005 Transaction”). In connection with the exercise of the additional investment rights, we issued debentures in the aggregate principal amount of $3,500,000 and warrants to purchase an aggregate of 4,268,292 shares of our common stock. We also issued each purchaser additional investment rights to purchase debentures in the aggregate principal amount of $1,000,000 and warrants to purchase 100% of the shares issuable upon conversion of the debentures. Several of the Investors (or their affiliates) in the March Private Placement also participated in the December 2005 Transaction. The following table summarizes the investments made by these certain Investors or their affiliates in connection with the December 2005 Transaction:

Name of Selling Shareholder	Shares Issued in Connection with Transaction	Shares Issuable in Connection with Transaction (1)		Percentage of Shares Issued	Percentage of Shares Issuable(2)	Market Price Per Share Immediately Prior to Transaction	Current Market Price Per Share
Cranshire Capital, L.P.	0	5,060,974	(3)	0%	8.1%	$0.95	$1.05
Smithfield Fiduciary, LLC	0	5,060,974	(3)	0%	8.1%	$0.95	$1.05
Iroquois Capital, LP(4)	0	5,060,974	(3)	0%	8.1%	$0.95	$1.05

(1) The debentures and warrants contained certain restrictions on the holder’s right to convert or exercise debentures and warrants to the extent that such conversion or exercise would result in the holder, together with its affiliates, having beneficial ownership (as defined in Section 13(d) of the Exchange Act) of more than 4.99% of our common stock outstanding immediately after giving effect to such issuance. Accordingly, the number of shares of common stock set forth in the table above as being issuable to a holder may exceed the number of shares of common stock that such holder could own beneficially at any given time through its ownership of the debentures and warrants.

(2) Calculated on basis of 62,243,523 shares outstanding prior to the December 2005 Transaction.

(3)  Includes (i) 1,219,512 shares of common stock issuable upon conversion of the debentures and 91,463 shares of common stock issuable upon payment of interest on the debentures, (ii) 1,219,512 shares of common stock issuable upon exercise of the warrants, and (iii) 2,530,487 shares of common stock issuable in connection with the additional investment rights.

(4) Iroquois Capital, LP is an affiliated investment fund of Iroquois Master Fund Ltd. and Iroquois Capital Opportunity Fund, LP, two of the Investors in the March Private Placement.

January 19, 2006 Transaction

On January 19, 2006, we entered into Amendment No. 4 to the November 10, 2004 definitive agreements described above under the heading “November 2004 Transaction” pursuant to which we received aggregate proceeds of approximately $4,000,000 upon the exercise of additional investment rights acquired by the holders thereof in the December 2005 Transaction, the exercisability of which we agreed to accelerate (the “January 19, 2006 Transaction”). In connection with the exercise of the additional investment rights, we issued debentures in the aggregate principal amount of $4,000,000 and warrants to purchase an aggregate of 3,809,524 shares of our common stock. We also issued each purchaser additional investment rights to purchase debentures in the aggregate principal amount of $1,000,000 and warrants to purchase 100% of the shares issuable upon conversion of the debentures. Several of the Investors (or their affiliates) in the March Private Placement also participated in the January 19, 2006 Transaction. The following table summarizes the investments made by these certain Investors or their affiliates in connection with the January 19, 2006 Transaction:

Name of Selling Shareholder	Shares Issued in Connection with Transaction	Shares Issuable in Connection with Transaction (1)		Percentage of Shares Issued	Percentage of Shares Issuable(2)	Market Price Per Share Immediately Prior to Transaction	Current Market Price Per Share
Cranshire Capital, L.P.	0	3,952,382	(3)	0%	6.1%	$1.03	$1.05
Smithfield Fiduciary, LLC	0	3,952,382	(3)	0%	6.1%	$1.03	$1.05
Iroquois Capital, LP(4)	0	3,952,382	(3)	0%	6.1%	$1.03	$1.05

(1) The debentures and warrants contained certain restrictions on the holder’s right to convert or exercise debentures and warrants to the extent that such conversion or exercise would result in the holder, together with its affiliates, having beneficial ownership (as defined in Section 13(d) of the Exchange Act) of more than 4.99% of our common stock outstanding immediately after giving effect to such issuance. Accordingly, the number of shares of common stock set forth in the table above as being issuable to a holder may exceed the number of shares of common stock that such holder could own beneficially at any given time through its ownership of the debentures and warrants.

(2) Calculated on basis of 65,017,179 shares outstanding prior to the January 19, 2006 Transaction.

(3)  Includes (i) 952,381 shares of common stock issuable upon conversion of the debentures and 71,429 shares of common stock issuable upon payment of interest on the debentures, (ii) 952,381 shares of common stock issuable upon exercise of the warrants, and (iii) 1,976,191 shares of common stock issuable in connection with the additional investment rights.

(4) Iroquois Capital, LP is an affiliated investment fund of Iroquois Master Fund Ltd. and Iroquois Capital Opportunity Fund, LP, two of the Investors in the March Private Placement.

January 23, 2006 Transaction

On January 23, 2006, we agreed to accelerate the initial exercise date of outstanding warrants issued in connection with the September 2005 Transaction and the December 2005 Transaction in consideration of the exercise by each of the holders of such warrants (the “January 23, 2006 Transaction”). In connection therewith, we received aggregate proceeds of approximately $6,000,000. We also issued to each holder a warrant to purchase shares equal to 50% of the shares acquired in connection with the January 23, 2006 Transaction.(an aggregate of 3,658,536). Several of the Investors (or their affiliates) in the March Private Placement also participated in the January 23, 2006 Transaction. The following table summarizes the investments made by these certain Investors or their affiliates in connection with the January 23, 2006 Transaction:

Name of Selling Shareholder	Shares Issued in Connection with Transaction	Shares Issuable in Connection with Transaction (1)	Percentage of Shares Issued	Percentage of Shares Issuable(2)	Market Price Per Share Immediately Prior to Transaction	Current Market Price Per Share
Cranshire Capital, L.P.	0	952,381	0%	1.5%	$1.19	$1.05
Smithfield Fiduciary, LLC	0	952,381	0%	1.5%	$1.19	$1.05
Iroquois Capital, LP(3)	0	952,381	0%	1.5%	$1.19	$1.05
Portside Growth and Opportunity Fund(4)	0	622,226	0%	1.0%	$1.19	$1.05

(1) Each holder agreed that it would not exercise its warrant if such exercise would cause it, together with its affiliates, to beneficially own more than 4.99% of the shares of our common stock then outstanding. Accordingly, the number of shares of common stock set forth in the table above as being issuable to the holders may exceed the number of shares of common stock that each holder could own beneficially at any given time through its ownership of the warrant.

(2) Calculated on basis of 65,017,179 shares outstanding prior to the January 23, 2006 Transaction.

(3) Iroquois Capital, LP is an affiliated investment fund of Iroquois Master Fund Ltd. and Iroquois Capital Opportunity Fund, LP, two of the Investors in the March Private Placement.

(4) Portside Growth and Opportunity Fund did not participate in the January 23, 2006 Transaction, but in or about April 2007 acquired through assignment a portion of a warrant issued in the January 23, 2006 Transaction.

February 27, 2006 Transaction

On February 27, 2006, we agreed to accelerate the initial exercise date of outstanding warrants issued in connection with the transactions described under the headings “March 2005 and Related Transactions,” “October 2005 Transaction” and “December 2005 Transaction” in consideration of the exercise by each of the holders of such warrants (the “February 27, 2006 Transaction”). In connection therewith, we received aggregate proceeds of approximately $11,000,000. We also issued to each holder a warrant to purchase shares equal to 50% of the shares acquired in connection with the February 2006 Transaction.(an aggregate of 4,770,617). Several of the Investors (or their affiliates) in the March Private Placement also participated in the February 27, 2006 Transaction. The following table summarizes the investments made by these certain Investors or their affiliates in connection with the February 27, 2006 Transaction:

Name of Selling Shareholder	Shares Issued in Connection with Transaction	Shares Issuable in Connection with Transaction (1)	Percentage of Shares Issued	Percentage of Shares Issuable(2)	Market Price Per Share Immediately Prior to Transaction	Current Market Price Per Share
Cranshire Capital, L.P.	0	1,848,142	0%	2.5%	$2.38	$1.05
Smithfield Fiduciary, LLC	0	933,508	0%	1.3%	$2.38	$1.05
Iroquois Capital, LP(3)	0	933,508	0%	1.3%	$2.38	$1.05
Rockmore Investment Master Fund Ltd.(4)	0	334,334	0%	0.5%	$2.38	$1.05

(1) Each holder agreed that it would not exercise its warrant if such exercise would cause the holder, together with its affiliates, to beneficially own more than 4.99% of the shares of our common stock then outstanding. Accordingly, the number of shares of common stock set forth in the table above as being issuable to the holders may exceed the number of shares of common stock that each holder could own beneficially at any given time through its ownership of the warrant.

(2) Calculated on basis of 73,767,588 shares outstanding prior to the February 27, 2006 Transaction.

(3) Iroquois Capital, LP is an affiliated investment fund of Iroquois Master Fund Ltd. and Iroquois Capital Opportunity Fund, LP, two of the Investors in the March Private Placement.

(4) Rockmore Investment Master Fund Ltd. did not participate in the February 27, 2006 Transaction, but in or about August 2006 acquired through assignment a portion of a warrant issued in the February 27, 2006 Transaction.

February 28, 2006 Transaction

On February 28, 2006, we agreed to accelerate the exercise date of the additional investment rights issued on January 20, 2006 and received aggregate proceeds of approximately $4,000,000. In connection with the exercise of the additional investment rights, we issued debentures in the aggregate principal amount of $4,000,000 and warrants to purchase an aggregate of 3,200,000 shares of our common stock. Several of the Investors (or their affiliates) in the March Private Placement also participated in the February 28, 2006 Transaction. The following table summarizes the investments made by these certain Investors or their affiliates in connection with the February 28, 2006 Transaction:

Name of Selling Shareholder	Shares Issued in Connection with Transaction	Shares Issuable in Connection with Transaction (1)		Percentage of Shares Issued	Percentage of Shares Issuable(2)	Market Price Per Share Immediately Prior to Transaction	Current Market Price Per Share
Cranshire Capital, L.P.	0	1,660,000	(3)	0%	2.2%	$2.21	$1.05
Smithfield Fiduciary, LLC	0	1,660,000	(3)	0%	2.2%	$2.21	$1.05
Iroquois Capital, LP(4)	0	1,660,000	(3)	0%	2.2%	$2.21	$1.05
Rockmore Investment Master Fund Ltd.(5)	0	303,338		0%	0.4%	$2.21	$1.05
Portside Growth and Opportunity Fund(6)	0	550,508		0%	0.7%	$2.21	$1.05

(1) The debentures and warrants contained certain restrictions on the holder’s right to convert or exercise debentures and warrants to the extent that such conversion or exercise would result in the holder, together with its affiliates, having beneficial ownership (as defined in Section 13(d) of the Exchange Act) of more than 4.99% of our common stock outstanding immediately after giving effect to such issuance. Accordingly, the number of shares of common stock set forth in the table above as being issuable to a holder may exceed the number of shares of common stock that such holder could own beneficially at any given time through its ownership of the debentures and warrants.

(2) Calculated on basis of 73,787,588 shares outstanding prior to the February 28, 2006 Transaction.

(3)  Includes (i) 800,000 shares of common stock issuable upon conversion of the debentures and 60,000 shares of common stock issuable upon payment of interest on the debentures, and (ii) 800,000 shares of common stock issuable upon exercise of the warrants.

(4) Iroquois Capital, LP is an affiliated investment fund of Iroquois Master Fund Ltd. and Iroquois Capital Opportunity Fund, LP, two of the Investors in the March Private Placement.

(5) Rockmore Investment Master Fund Ltd. did not participate in the February 28, 2006 Transaction, but in or about June through August 2006 acquired through assignment a portion of the debentures and a warrant issued in the February 28, 2006 Transaction. The number of shares in the table includes shares of common stock issuable upon conversion of the assigned debentures and shares of common stock which may be issued as interest on the assigned debentures.

(6) Portside Growth and Opportunity Fund did not participate in the February 28, 2006 Transaction, but in or about August 2006 acquired through assignment a portion of the debentures issued in the February 28, 2006 Transaction. The number of shares in the table includes shares of common stock issuable upon conversion of the assigned debentures and shares of common stock which may be issued as interest on the assigned debentures. In or about April 2007, Portside Growth and Opportunity Fund acquired through assignment a portion of a warrant issued in the February 28, 2006 Transaction.

March 6, 2006 Transaction

On March 6, 2006, we agreed to accelerate the initial exercise date of the warrants issued in connection with the February 28, 2006 in consideration of the exercise by each of the holders of such warrants. In connection therewith, we received aggregate proceeds of approximately $2,000,000 (the “March 6, 2006”). We also issued to each holder a warrant to purchase 200,000 shares of our common stock. Several of the Investors (or their affiliates) in the March Private Placement also participated in the March 6, 2006 Transaction. The following table summarizes the investments made by these certain Investors or their affiliates in connection with the March 6, 2006 Transaction:

Name of Selling Shareholder	Shares Issued in Connection with Transaction	Shares Issuable in Connection with Transaction (1)	Percentage of Shares Issued	Percentage of Shares Issuable(2)	Market Price Per Share Immediately Prior to Transaction	Current Market Price Per Share
Cranshire Capital, L.P.	0	200,000	0%	0.2%	$2.24	$1.05
Smithfield Fiduciary, LLC	0	200,000	0%	0.2%	$2.24	$1.05
Iroquois Capital, LP(3)	0	200,000	0%	0.2%	$2.24	$1.05
Rockmore Investment Master Fund Ltd.(4)	0	63,353	0%	0.1%	$2.24	$1.05

(1) Each holder agreed that it would not exercise its warrant if such exercise would cause it, together with its affiliates, to beneficially own more than 4.99% of the shares of our common stock then outstanding. Accordingly, the number of shares of common stock set forth in the table above as being issuable to the holders may exceed the number of shares of common stock that each holder could own beneficially at any given time through its ownership of the warrant.

(2) Calculated on basis of 88,974,933 shares outstanding prior to the October 2005 Transaction.

(3) Iroquois Capital, LP is an affiliated investment fund of Iroquois Master Fund Ltd. and Iroquois Capital Opportunity Fund, LP, two of the Investors in the March Private Placement.

(4) Rockmore Investment Master Fund Ltd. did not participate in the March 6, 2006 Transaction, but in or about August 2006 acquired through assignment a portion of a warrant issued in the March 6, 2006 Transaction.

June 2006 Transactions

On June 1, 2006, we entered into definitive agreements for the sale of units consisting of restricted shares of our common stock and warrants with certain purchasers for aggregated proceeds of approximately $7,000,000. In addition, we agreed to accelerate the exercise periods of certain outstanding warrants to purchase an aggregate of 4,364,190 shares of our common stock and agreed to issue the holders of such outstanding warrants additional warrants to purchase 75% of the shares issuable upon the conversion in full (without regard to any restrictions on conversion therein contained) of the outstanding warrants (3,273,144) (the acceleration of exercisability of such warrants and the sale of the units collectively, the “June 2006 Transactions”). Several of the Investors (or their affiliates) in the March Private Placement also participated in the June 2006 Transactions. The following table summarizes the investments made by these certain Investors or their affiliates in connection with the June 2006 Transactions:

Name of Selling Shareholder	Shares Issued in Connection with Transaction	Shares Issuable in Connection with Transaction (1)		Percentage of Shares Issued(2)	Percentage of Shares Issuable(2)	Market Price Per Share Immediately Prior to Transaction	Current Market Price Per Share
Cranshire Capital, L.P.	853,659	1,626,221	(3)	0.9%	1.6%	$1.96	$1.05
Smithfield Fiduciary, LLC	853,659	1,626,221	(3)	0.9%	1.6%	$1.96	$1.05
Iroquois Capital, LP(4)	853,659	1,626,221	(3)	0.9%	1.6%	$1.96	$1.05
Rockmore Investment Master Fund Ltd. (5)	0	955,461	(3)	0%	1.0%	$1.96	$1.05

(1) Represents a good faith estimate of the maximum number of shares of common stock issuable pursuant to the warrants issued by us in the June 2006 Transactions. The warrants issued in June 2006 Transactions contain exercise limitations providing that a holder may not at any time, unless waived by the holder upon no less than 61 days prior written notice, exercise such warrants into shares of our common stock if and to the extent that such conversion or exercise would result in the holder, together with its affiliates, having beneficial ownership (calculated in accordance with Section 13(d) of the Exchange Act) of more than 4.999% or 9.999% of our common stock. Accordingly, the number of shares of common stock set forth in the table as being issuable to a holder may exceed the number of shares of common stock that the holder could own beneficially at any given time through its ownership of the warrants.

(2) Calculated on basis of 98,653,821 shares outstanding prior to the June 2006 Transactions.

(3) Includes 640,245 shares from warrants issued under June 1, 2006 Securities Purchase Agreement plus 985,976 (315,216 in case of Rockmore Investment Master Fund Ltd.) warrants issued in connection with acceleration of outstanding warrants.

(4) Iroquois Capital, LP is an affiliated investment fund of Iroquois Master Fund Ltd. and Iroquois Capital Opportunity Fund, LP, two of the Investors in the March Private Placement.

(5) Pursuant to an assignment, Rockmore Investment Master Fund Ltd. held outstanding warrants to purchase an aggregate of 292,408 shares of our common stock, which warrants were exercised in connection with the June 2006 Transactions.

Exhibit C

Comparison of Registered Shares to Outstanding Shares

The following table compares the number of shares held by persons other than the Investors, affiliates of our company, and affiliates of the Investors with the number of shares registered for resale and sold by such parties in prior transactions as well as in the March Private Placement:

Shares Outstanding Prior to Current Transaction Held by Persons Other than the Investors, or Affiliates of Company or Investors	101,888,219

Shares Registered for Resale by the Investors, or Affiliates of the Investors in Prior Registration Statements	85,788,922

Shares Registered for Resale by the Investors, or Affiliates of Investors that Continue to be Held by Such Persons	10,290,300

Shares Sold in Registered Resale Transactions by the Investors or Affiliates of the Investors	75,498,622

Shares Registered for Resale on behalf of the Investors or Affiliates of the Investors in the March Private Placement	73,725,620

Exhibit D

Other Information

We currently intend, and we have a reasonable basis to believe that, we will have the financial ability to make all payments on the Notes when they are due.

We have not received any information from the Investors indicating that any Investor has an existing short position in our common stock.

Other than with respect to the Prior Transaction with the Investors (as described above in Exhibit B), we have not had any material relationships or arrangements since 2004 with any of the Investors, their affiliates, or any person with whom any Investor has a contractual relationship regarding the March Private Placement (or any predecessors of those persons).